Exhibit 99.1

Volvo Aero Expands Participation in Gas Turbine Area

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 10, 2007--Volvo Aero (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) and General Electric (GE) have signed an agreement whereby Volvo Aero will increase its share in the LM6000(R) industrial gas turbine program by adding the high pressure compressor Stage 3-9 Spool. As a result of this agreement, the increase in sales for Volvo Aero is expected to be about SEK 850 M over the life of the LM6000 programme.

"We continue to expand our business with GE on the Aero Derivative programs and this 3-9 Spool gives good synergies with the rest of our products in the rotating part manufacturing center," said Olof Persson, President and CEO of Volvo Aero.

Volvo Aero has been a risk and revenue sharing partner in the LM6000(R), a gas turbine primarily intended for industrial applications, since 1996. The LM6000(R) is the most fuel-efficient simple-cycle gas turbine in its size class today, delivering more than 40 MW with a thermal efficiency over 40%.

Volvo Aero has been producing the Low Pressure Turbine Case since joining the program. The latest addition of the 3-9 Spool is in line with Volvo Aero's manufacturing specialization of complex rotating parts in the compressor section of the engine. The two companies have cooperated extensively over the years in engine programs mainly for commercial, industrial/marine and military applications.

Since the LM6000(R) program was launched in the early 1990's with more than 750 gas turbines have been produced. Derived from the highly successful CF6(R)-80C2 aircraft engine, it is widely used for power generation, oil & gas and industrial applications along with being suitable for a variety of marine applications.

Photos of LM6000(R) are available on the Internet, on

http://www.volvo.com/volvoaero/global/en-gb/newsmedia/image+bank/industrial+gas+turbines/

LM6000(R) and CF6(R) are registered trademarks of the General Electric Company (USA)

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Aero
Rolf Stoor, Director, Business Development, Engines
+46 520 94636 or +46 70 577 5892